Exhibit 99.2

EMERA INCORPORATED

ANNUAL SHAREHOLDERS MEETING

May 21, 2026

VOTING RESULTS

The undersigned Scrutineers report that the shareholders present in person or represented by proxy have voted as follow:

		Number of Votes			Percentage of Votes Cast

Resolutions	For	Against	Withheld	TOTAL	For	Against	Withheld

ELECTION OF DIRECTORS:

Scott C. Balfour	158,298,930		390,570	158,689,500	99.75%		0.25%
James V. Bertram	157,902,746		786,754	158,689,500	99.50%		0.50%
Isabelle Courville	158,020,361		669,139	158,689,500	99.58%		0.42%
Henry E. Demone	153,353,014		5,336,486	158,689,500	96.64%		3.36%
Paula Y. Gold-Williams	157,885,860		803,640	158,689,500	99.49%		0.51%
Kent M. Harvey	157,610,003		1,079,497	158,689,500	99.32%		0.68%
B. Lynn Loewen	154,281,389		4,408,111	158,689,500	97.22%		2.78%
Ian E. Robertson	156,827,079		1,862,421	158,689,500	98.83%		1.17%
Karen H. Sheriff	157,442,401		1,247,099	158,689,500	99.21%		0.79%
Jochen E. Tilk	157,268,894		1,420,606	158,689,500	99.10%		0.90%
Carla M. Tully	158,212,024		477,476	158,689,500	99.70%		0.30%

APPOINTMENT OF AUDITORS	150,100,418		9,324,949	159,425,367	94.15%		5.85%

AUTHORIZED REMUNERATION OF AUDITORS	153,576,212	5,112,286		158,688,498	96.78%	3.22%

ADVISORY VOTE ON EXECUTIVE COMPENSATION	151,918,756	6,770,742		158,689,498	95.73%	4.27%

EMERA EMPLOYEE COMMON SHARE PURCHASE PLAN AMENDMENT	157,967,212	722,286		158,689,498	99.54%	0.46%

SENIOR MANAGEMENT STOCK OPTION PLAN AMENDMENT	152,383,003	6,306,495		158,689,498	96.03%	3.97%

		Dated this 21st day of May, 2026
VOTES AVAILABLE	305,783,111	TSX Trust Company

VOTES RECEIVED	159,425,367

% VOTES RECEIVED	52.14%	/s/ Emma McKenzie	/s/ Lori Grinton
		Emma McKenzie	Lori Grinton
		Scrutineer	Scrutineer